February 3, 2020

Michael Z. Barkin
Executive Vice President and Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

       Re: Vail Resorts, Inc.
           Form 10-K for the Fiscal Year Ended July 31, 2019
           Filed September 26, 2019
           File No. 001-09614

Dear Mr. Barkin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 41

1. Please expand your results of operations discussion to quantify the impact of each factor identified as causing changes in results between periods. For example, we note that
      Mountain Reported EBITDA increased as a result of strong North American pass sales growth, strong growth in visitation and spending at western U.S. resorts, and recent acquisitions. Please quantify the impact of each factor attributing to the increase, here, and throughout your discussion, in accordance with Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
Reconciliation of Segment Earnings, page 49

2. Please revise your presentations of non-GAAP measures to begin reconciliations with
      GAAP results rather than non-GAAP results. See Question 102.10 of the Compliance
 Michael Z. Barkin
Vail Resorts, Inc.
February 3, 2020
Page 2
         & Disclosure Interpretations on The Use of Non-GAAP Financial Measures. Please note that this comment also applies to your Form 10-Q and earnings releases.
Contractual Obligations, page 54

3. We note that the line item "Purchase Obligations and Other" in the Table of Contractual
         Obligations includes amounts for trade payables, accrued payroll and benefits, accrued fees and assessments, contingent consideration liability, and accrued taxes, which are already included on the balance sheet. Please tell us why you believe these items meet the criteria in Item 303(a)(5)(ii)(D) of Regulation S-K to be included in the table.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameMichael Z. Barkin                          Sincerely,
Comapany NameVail Resorts, Inc.
                                                             Division of
Corporation Finance
February 3, 2020 Page 2                                      Office of Trade &
Services
FirstName LastName